SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35215; File No. 812-15275

Carlyle Secured Lending, Inc., et al.

June 6, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d), 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Carlyle Secured Lending, Inc., Carlyle Credit Solutions, Inc., TCG BDC SPV LLC, Carlyle Credit Solutions SPV LLC, Carlyle Credit Solutions SPV 2 LLC, Carlyle Tactical Private Credit Fund, Carlyle Alpinvest Private Markets Fund, Carlyle Credit Income Fund, Carlyle Direct Lending CLO 2015-1R LLC, Carlyle Secured Lending III, OCPC Credit Facility SPV LLC, Carlyle Global Credit Investment Management L.L.C., CSL III Advisor, LLC, Carlyle CLO Management L.L.C., MC UNI LLC, MC UNI Subsidiary LLC, MC UNI Subsidiary II (Blocker) LLC, CPC V, LP, CPC V SPV LLC, CDL 2018-1, L.L.C., CDL 2018-1 SPV LLC, CDL 2018-2, L.P., Carlyle Ontario Credit Partnership, L.P., Carlyle Ontario Credit SLP L.L.C., Carlyle Ontario Credit Special Limited Partner, L.P., Carlyle Skyline Credit Fund, L.P., CDL 2020-3, L.L.C., Carlyle CLO Fund, L.P., Carlyle Global Market Strategies CLO 2012-3, Ltd., Carlyle Global Market Strategies CLO 2012-4, Ltd., Carlyle Global Market Strategies CLO 2013-1, Ltd., Carlyle

Global Market Strategies CLO 2013-2, Ltd., Carlyle Global Market Strategies CLO 2013-3, Ltd., Carlyle Global Market Strategies CLO 2013-4, Ltd., Carlyle Global Market Strategies CLO 2014-1, Ltd., Carlyle Global Market Strategies CLO 2014-2-R, Ltd., Carlyle Global Market Strategies CLO 2014-3-R, Ltd., Carlyle Global Market Strategies CLO 2014-4-R, Ltd., Carlyle Global Market Strategies CLO 2014-5, Ltd., Carlyle Global Market Strategies CLO 2015-1, Ltd., Carlyle Global Market Strategies CLO 2015-3, Ltd., Carlyle Global Market Strategies CLO 2015-4, Ltd., Carlyle Global Market Strategies CLO 2015-5, Ltd., Carlyle Global Market Strategies CLO 2016-1, Ltd., Carlyle Global Market Strategies CLO 2016-2, Ltd., Carlyle Global Market Strategies CLO 2016-3, Ltd., Carlyle US CLO 2016-4, Ltd., Carlyle US CLO 2017-1, Ltd., Carlyle US CLO 2017-2, Ltd., Carlyle US CLO 2017-3, Ltd., Carlyle US CLO 2017-4, Ltd., Carlyle US CLO 2017-5, Ltd., Carlyle US CLO 2018-1, Ltd., Carlyle US CLO 2018-2, Ltd., Carlyle US CLO 2018-3, Ltd., Carlyle US CLO 2018-4, Ltd., Carlyle US CLO 2019-1, Ltd., Carlyle US CLO 2019-2, Ltd., Carlyle US CLO 2019-3, Ltd., Carlyle US CLO 2019-4, Ltd., Carlyle US CLO 2020-1, Ltd., Carlyle US CLO 2021-1, Ltd., Carlyle Structured Credit Fund, L.P., Carlyle C17 CLO, Ltd., Carlyle US CLO 2020-2, Ltd., Carlyle US CLO 2021-2, Ltd., Carlyle Structured Credit Coinvestment, L.P., Carlyle Energy Mezzanine Opportunities Fund II, L.P., Carlyle Energy Mezzanine Opportunities Fund II-A, L.P., CEMOF II Coinvestment, L.P., CEMOF II Master Co-Investment Partners, L.P., CEMOF II Master Co-Investment Partners AIV One, L.P., CEMOF II Master Co-Investment Partners AIV, L.P., CEMOF-A Coinvestment Partners, L.P., CEMOF II AIV, L.P., CEMOF II AIV One, L.P., CEMOF II AIV Two, L.P., CEMOF II AIV Three, L.P., CEMOF II AIV Four, L.P., CEMOF II-A AIV, L.P., CEMOF II-A AIV One, L.P., CEMOF II-A AIV Two, L.P., CEMOF II-A AIV Three, L.P., CEMOF II-A AIV Four, L.P., CEMOF II Offshore Investors, L.P., Carlyle Credit Opportunities Fund (Parallel), L.P., Carlyle Credit Opportunities

Fund, L.P., CCOF Cayman, L.P., CCOF Co-Investment, L.P., CCOF North Co-Investment, L.P., Carlyle Credit Opportunities Fund Note Issuer, L.P., Carlyle Credit Opportunities Fund (Parallel) Note Issuer, L.P., CCOF Gem Co-Investment, L.P., CCOF Master Cayman Gem Co-Investment, Ltd., CCOF Onshore Co-Borrower LLC, CCOF Master Cayman, Ltd., CCOF S.à r.l., CCOF Master S.à r.l., CCOF SPV I S.à r.l., CCOF Master Co-Investment S.à r.l., CCOF Co-Investment S.à r.l., CCOF Main SPV, L.P., Carlyle Tango Re Credit, L.P., Carlyle Credit Opportunities Fund II, L.P., Carlyle Credit Opportunities Fund (Parallel) II, SCSp, Carlyle Credit Opportunities Fund II Note Issuer, L.P., CCOF II Lux Feeder, SCSp, Carlyle Credit Opportunities Fund (Parallel) II Note Issuer, L.P., CCOF II Co-Investment, L.P., CCOF II Master, L.P., CCOF II Master Cayman, Ltd., CCOF II Onshore SPV, L.P., CCOF II Master S.à r.l., CCOF II SPV S.à r.l., CCOF Master, L.P., CCOF Parallel AIV, L.P., CCOF Parallel AIV Investors, L.L.C., Carlyle Strategic Partners IV, L.P., CSP IV Coinvestment, L.P., CSP IV Coinvestment (Cayman), L.P., CSP IV (Cayman 1), L.P., CSP IV Acquisitions, L.P., CSP IV S-1 AIV, L.P., CSP IV S-1A AIV, L.P., CSP IV S-1B AIV, L.P., CREDIT Acquisitions (Cayman-3), L.P., CSP IV ARF (Cayman 3), L.P., CSP IV (Cayman 2), L.P., CSP IV (Cayman 3), L.P., Carlyle Clover Partners, L.P., Carlyle Clover Partners 2, L.P., Carlyle Revolving Loan Fund, L.P., CREV Coinvestment, L.P., CREV Cayman, L.P., Clover Financing SPV, L.P., Carlyle Infrastructure Credit Fund, L.P., Carlyle Bravo Opportunistic Credit Partnership, L.P., Carlyle Bravo Opportunistic Credit Feeder, L.P., CELF Advisors LLP, CIC Advisors LLP, Carlyle Euro CLO 2013-1 DAC, Carlyle Global Market Strategies Euro CLO 2014-1 DAC, Carlyle Global Market Strategies Euro CLO 2014-2 DAC, Carlyle Global Market Strategies Euro CLO 2014-3 DAC, Carlyle Global Market Strategies Euro CLO 2015-1 DAC, Carlyle Global Market Strategies Euro CLO 2015-2 DAC, Carlyle Global Market Strategies Euro CLO 2015-3 DAC, Carlyle Global Market Strategies Euro CLO 2016-1 DAC, Carlyle Global

Market Strategies Euro CLO 2016-2 DAC, Carlyle Euro CLO 2017-1 DAC, Carlyle Euro CLO 2017-2 DAC, Carlyle Euro CLO 2017-3 DAC, Carlyle Euro CLO 2018-1 DAC, Carlyle Euro CLO 2018-2 DAC, Carlyle Euro CLO 2019-1 DAC, Carlyle Euro CLO 2019-2 DAC, Carlyle Euro CLO 2020-1 DAC, Carlyle Euro CLO 2020-2 DAC, Carlyle Euro CLO 2021-1 DAC, Carlyle Euro CLO 2021-2 DAC, Carlyle Euro CLO 2021-3 DAC, Carlyle US CLO 2021-3S, LTD., Carlyle US CLO 2021-4, LTD., Carlyle US CLO 2021-5, LTD., Carlyle US CLO 2021-6, LTD., Carlyle US CLO 2021-7, LTD., Carlyle US CLO 2021-8, LTD., Carlyle US CLO 2021-10, LTD., Carlyle US CLO 2021-9, LTD., Carlyle US CLO 2021-11, LTD., Carlyle US CLO 2022-1, LTD., Carlyle US CLO 2022-2, LTD., Carlyle US CLO 2023-3, LTD., CICF Coinvestment, L.P., Carlyle Infrastructure Credit Fund Note Issuer, L.P., CICF Lux Feeder, SCSP, Carlyle Credit Opportunities Fund (Parallel) AIV, L.P., Carlyle Credit Opportunities Fund (Parallel) Investors, L.P., Carlyle Credit Opportunities Fund (Parallel) AIV 2, L.P., Carlyle Credit Opportunities Fund (Parallel) AIV Investors 2, L.P., Carlyle Credit Opportunities Fund (Parallel) AIV 3, L.P., Carlyle Credit Opportunities Fund (Parallel) AIV 4, L.P., Carlyle Credit Opportunities Fund (Parallel) AIV Investors 3, L.L.C., Carlyle Credit Opportunities Fund (Parallel) AIV Investors 4, LLC, Carlyle Credit Opportunities Fund (Parallel) II AIV 3, L.P., Carlyle Credit Opportunities Fund (Parallel) II AIV 4, L.P., Carlyle Credit Opportunities Fund (Parallel) II AIV Investors 3, LLC, Project Mediaco, L.P., Carlyle Bravo Credit Investor, LLC, Project Harmony, L.P., Carlyle Credit Opportunities Fund (Parallel) II AIV 2, SCSP, Carlyle Credit Opportunities Fund (Parallel) II AIV, SCSP, CCOF II Parallel AIV Investors, SCSP, Carlyle Credit Opportunities Fund (Parallel) AIV Holdings, L.P., Carlyle Credit Opportunities Fund (Parallel) II AIV 2 Holdings, L.P., Carlyle Spinnaker Partners 2, L.P., Carlyle Spinnaker Partners 2 Main, L.P., Carlyle Credit Opportunities Fund II-N, L.P., Carlyle Credit Opportunities Fund II-N Main, L.P., Carlyle Revolving Loan Fund

II, L.P., CREV II Cayman, L.P., Carlyle Direct Lending Fund (Levered), L.P., Carlyle Direct Lending Fund, L.P., Carlyle Falcon Structured Solutions, L.L.C., Carlyle Aurora Infrastructure Credit Partners, L.P., Carlyle Infrastructure Credit Fund (Levered), L.P., CREV II Coinvestment, L.P., Carlyle Ontario Credit Partnership Direct Lending SPV, L.P., Carlyle Skyline Credit Fund AIV, L.P., CCOF Ii Parallel Irving Aiv Investors (Lux), SCSP, CCOF II Lux Feeder Irving AIV, SCSP, CCOF II Parallel Irving Aiv Investors (DE), L.L.C., Carlyle Credit Opportunities Fund (Parallel) II Irving AIV 2, L.P., Carlyle Credit Opportunities Fund (Parallel) II Irving AIV, L.P., CSP IV Brawn AIV, L.P., CSP IV Coinvest Brawn Investors, L.P., CSP IV Coinvest Brawn, L.P., CSP IV (Parallel) AIV I, L.P., CSP IV Credit Investor, LLC, Brawn Coinvest Electing Investors, L.P., Carlyle Tango Re Credit Splitter, L.P., Carlyle Cedar Infrastructure Credit Partners, L.P., Carlyle Aurora Revolving Loan Fund, L.P., Carlyle Direct Lending Drawdown Clo 2022-1 Partnership, L.P., Carlyle US CLO 2022-F, LTD., Carlyle US CLO 2022-3, LTD., Carlyle US CLO 2022-H, LTD., CBAM 2017-1, LTD., CBAM 2017-2, LTD., CBAM 2017-3, LTD., CBAM 2017-4, L.L.C., CBAM 2017-4, LTD., CBAM 2018-5, LTD., CBAM 2018-6, LTD., CBAM 2018-7, LTD., CBAM 2018-8, LTD., CBAM 2019-9, LTD., CBAM 2019-10, LTD., CBAM 2019-11R, LTD., CBAM 2020-12, LTD., CBAM 2020-13, LLC, CBAM 2020-13, LTD., CBAM 2021-14, LTD., CBAM 2021-15, LLC, Carlyle Credit Opportunities Fund III, L.P., Carlyle Credit Opportunities Fund III (Parallel), SCSP, Carlyle Credit Opportunities Fund III Plus, L.P., Carlyle Credit Opportunities Fund III Plus (Parallel), SCSP, CFLEX EU Holdings, S.À R.L., CDL JUNIPD, L.P., Carlyle Flexible Credit Opportunities Fund, L.P., Carlyle Flexible Credit Opportunities Fund (Parallel), L.P., CFLEX Holdings I, L.P., CFLEX Holdings II, L.P., CFLEX SUB (Parallel), L.P., Carlyle Private Markets S.A. SICAV-RAIF, CCOF II Private Investors Feeder, L.P., CCOF II (Parallel) Pastry Feeder AIV, L.P., CCOF II (Parallel) Pastry AIV, L.P.,

CCOF II-G Pastry AIV, L.P., Carlyle Spinnaker Pastry AIV, L.P., CCOF II-N Pastry AIV, L.P., CCOF III (Parallel) Onshore Investors B AIV, L.P., CCOF III (Parallel) Offshore Investors A AIV, L.P., CCOF III (Parallel) Offshore Investors B AIV, L.P., CCOF III (Parallel) Pastry Feeder AIV, L.P., CCOF III Pastry Aggregator L.P., CCOF III (Parallel) Pastry AIV, L.P., CCOF III (Parallel) Onshore Investors A AIV, L.P., CCOF Alera Aggregator, L.P., CCOF III (Parallel) Litmus Feeder AIV, L.P., CCOF III (Parallel) Litmus AIV, L.P., CCOF III Litmus Aggregator, L.P., CCOF II Parallel Litmus AIV Investors 3, LLC, Carlyle Infrastructure Credit Fund II, L.P., Carlyle Diversified Private Investments Equity Feeder, L.P., CDPI Co-Investment, L.P., Carlyle Diversified Private Investments, L.P., Carlyle Diversified Private Investments Insurance Feeder, L.P., Carlyle Asset Finance, L.P., CCOF SMA Pastry AIV Investors A, LLC, CCOF SMA Pastry AIV Investors B, LLC, CCOF III (Parallel) Pastry AIV Investors A, LLC, CCOF II (Parallel) Pastry AIV Investors A, LLC, CCOF III (Parallel) Pastry AIV Investors B, LLC, CSS MH 2023-1 Trust, CSS MH 2023-1 LLC, CCOF III PSV Co-Investment, L.P., Carlyle Credit Opportunities Fund Iii Private Securitization Vehicle Feeder, L.P., Carlyle Credit Opportunities Fund Iii Private Securitization Vehicle Borrower, L.P., CFLEX Levered Sub, L.L.C., CFLEX Holdings II SPV, L.P., CFLEX Holdings I SPV, L.P., CCOF III (Parallel) Litmus AIV Investors, LLC, CCOF III (Parallel) Litmus AIV Investors 2, LLC, CCOF III (Parallel) Litmus AIV Investors 3, LLC, Carlyle Asset Finance Co-Investment, L.P., TCG Credit KFA Co-invest, LLC, CBAM CLO 2020-12 Blocker I LLC, CBAM CLO 2019-11R Blocker I LLC, CBAM CLO 2020-13 Blocker I LLC, CBAM CLO 2021-14 Blocker I LLC, CBAM CLO 2017-1 Blocker 3 (Delaware) LLC, CBAM CLO 2017-2 Blocker 3 (Delaware) LLC, CBAM CLO 2017-3 Blocker 3 (Delaware) LLC, CBAM CLO 2017-4 Blocker 3 (Delaware) LLC, CBAM CLO 2018-5 Blocker 3 (Delaware) LLC, CBAM CLO 2018-6 Blocker 3 (Delaware) LLC, CBAM CLO 2018-7 Blocker 3 (Delaware) LLC, CBAM

CLO 2018-8 Blocker 3 (Delaware) LLC, CBAM CLO 2019-9 Blocker 3 (Delaware) LLC, CBAM CLO 2019-10 Blocker 3 (Delaware) LLC, CFLEX Investment Holdings, L.P., Carlyle US CLO 2023-2, LTD., CARLYLE US CLO 2022-1 - Blocker, LTD., Carlyle US CLO 2022-2 - Blocker, LTD., Carlyle US CLO 2022-3 - Blocker, LTD., Carlyle US CLO 2022-4 - Blocker, LTD., Carlyle US CLO 2022-5 - Blocker, LTD., Carlyle US CLO 2022-6 - Blocker, LTD., Carlyle US CLO 2023-1, LLC, Carlyle US CLO 2023-A, LTD., Carlyle Charlie Opportunistic Credit Feeder, L.P., AlpInvest CO-INVESTMENT FUND (OFFSHORE) VIII, L.P., ALP L GLOBAL PE SMA FUND, L.P., AlpInvest Access Fund III, L.P., AlpInvest Secondaries Fund (Offshore) VII, L.P., AlpInvest Finance Street II, L.P., AlpInvest GRIO Fund, L.P., AlpInvest PEP Secondary Fund 2021, L.P., AlpInvest SIG Fund, L.P., AlpInvest Spire Fund, L.P., ASF VII Access Sidecar, L.P., ASF VII G Sidecar, L.P., ASF VII Pacific Sidecar, L.P., Cendana I, L.P., AlpInvest Co-Investment Fund (Onshore) VIII, L.P., AlpInvest Secondaries Fund (Onshore) VII, L.P., AlpInvest Access Fund II, L.P., AlpInvest Access Fund II-A, L.P., AlpInvest C Fund II, L.P., AlpInvest C Fund, L.P., AlpInvest HLI Fund, L.P., AlpInvest Chesapeake SCF I, L.P., AlpInvest Edison Fund, L.P., AlpInvest Falcon SCF I, L.P., AlpInvest Harvest Fund, L.P., AlpInvest North Rush III, L.P., AlpInvest WB SSMA, L.P., HLI Strategic L.P., AlpInvest Co-Investment Fund (Lux Master) VIII, SCSP, AlpInvest Co-Investment Fund (Lux Euro Master) VIII, SCSP, AlpInvest Secondaries Fund (Lux Master) VII, SCSP, AlpInvest Secondaries Fund (Lux Euro Master) VII, SCSP, AlpInvest Generali Secondary II SCSP-RAIF, AJ II Fund C.V., AlpInvest Partners Primary Fund Investments 2020 II C.V., AlpInvest Partners Secondary Investments 2020/2021 I C.V., AlpInvest PM Fund C.V., AP P C.V., GGG Fund II C.V., AlpInvest Private Equity Investment Management, LLC, AlpInvest Atom Fund (Lux Master), SCSP, AlpInvest Atom Fund (Offshore), L.P., AlpInvest Atom Fund (Onshore), L.P., AlpInvest PEP Secondary Fund 2022, L.P., AlpInvest PSS

Fund II, L.P.AlpInvest Phoenix SCF I, L.P., Top Castle Sidecar VII, L.P., AlpInvest Indigo I CI, L.P., AlpInvest Indigo SCF I, L.P., AlpInvest CWS Fund, SCSP, AlpInvest Generali SCA, SICAV-RAIF, AP KP Fund II SCSP, AP M C.V., AP M Co-Investment II C.V., AP M Secondaries C.V., AlpInvest PG 2022 Fund C.V., ASP Aspire (Cayman), L.P., ASP Matrix III, L.P., AlpInvest HLI II Fund, L.P., AlpInvest N Fund, L.P., AP P II C.V., AlpInvest Co-Investment Fund (Onshore) IX, L.P., AlpInvest Co-Investment Fund (Offshore) IX, L.P., AlpInvest Co-Investment Fund (Lux Master) IX, SCSP, AlpInvest Co-Investment Fund (Lux Euro Master) IX, SCSP, Carlyle CLO Partners, L.P., Carlyle Credit Opportunities CRHQ, SCSp, Carlyle Structured Solutions G Co-Invest, L.P., Carlyle Infrastructure Credit Fund II (Parallel), S.C.Sp., Carlyle Infrastructure Credit Fund II (Levered), L.P., Carlyle US CLO 2023-C, LTD., Carlyle US CLO 2023-5, LTD., Carlyle US CLO 2023-E, LTD., Carlyle US CLO 2024-A, LTD., Carlyle US CLO 2024-B, LTD., TCG Capital Markets L.L.C., TCG Senior Funding L.L.C., AlpInvest Atom Fund (Offshore) II, L.P., AlpInvest Atom Fund (Onshore) II, L.P., ASF VIII Sidecar, L.P., AlpInvest Secondaries Fund (Offshore) VIII, L.P., AlpInvest Secondaries Fund (Onshore) VIII, L.P., AlpInvest Indigo II CI, L.P., AlpInvest CWS Fund III C.V., AAF CI-A, L.P., AlpInvest Corient Fund, L.P., ASP Grove, L.P., ASP Jordan, L.P., ASP Martin, L.P., ASP Oyster, L.P., AlpInvest GRIO Fund II, L.P., AlpInvest RedC Fund, L.P., AlpInvest Secondaries Merlion Fund, L.P., AlpInvest SIG II Fund, L.P., AlpInvest Victoria Growth Portfolio, L.P.

Filing Dates: The application was filed on October 20, 2021, and amended on May 18, 2022, December 27, 2022, September 15, 2023, November 09, 2023, March 19, 2024, and May 14, 2024. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on July 1, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Joshua Lefkowitz, Carlyle Global Credit Investment Management LLC, One Vanderbilt Avenue, Suite 3400, New York, NY 10017 with copies to Rajib Chanda and Christopher P. Healy, Simpson Thacher & Bartlett LLP, at rajib.chanda@stblaw.com and christopher.healey@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Seth Davis, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' sixth amended and restated application, dated May 14, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.